SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of May 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Delivers Two 508XT Land Acquisition Systems to One of the Largest Russian Oil Service Companies

Paris, France – May 31, 2016

CGG announced today that Sercel has delivered two of its new-generation 508XT land seismic acquisition systems, representing a total of 12,000 channels, to Bashneftegeofizika, one of the largest oil service companies in the Russian Federation.

The Sercel 508XT land acquisition system was selected for its unique game-changing cross-technology (X-Tech®) architecture which combines the benefits of cable and wireless systems in a single platform. Since the launch of the 508XT, more than 100,000 channels have been delivered worldwide to Sercel clients, including to two megacrews currently operating in the Middle East that are consistently achieving record-setting production levels.

The system will first be deployed by Bashneftegeofizika in June on a 3D survey project with difficult access in hilly and forest-covered terrain. Both 508XT systems will then be deployed later in the year for winter season operations.

Pascal Rouiller, Sercel CEO, said: “We are particularly pleased to deliver our 508XT acquisition system to such a long-standing Sercel client as Bashneftegeofizika. Their first deployment will take place in challenging terrain, where the 508XT’s full monitoring capabilities combined with its fault-tolerant architecture will be of great benefit for operations.”

Rustem Yavdatovich Adiev, General Director, Bashneftegeofizika, said: “Both 508XT systems will be used for the multiple seismic projects we are planning in the Russian Federation over the coming years. We are confident that the latest Sercel system, with its lighter weight and lower power consumption, will be of key benefit for our operations where field personnel logistics and equipment deployment are very challenging.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 31st, 2016

By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO